ATLAS FUTURES FUND, LIMITED PARTNERSHIP
                               5914 N. 300 West
                              Fremont, IN  46737

                                (260) 833-1306
                           facsimile (260) 833-4411

						August 24, 2012


Ms. Sonia G. Barros, Esq.
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Atlas Futures Fund, Limited Partnership
	File No. 333-170235

Dear Ms. Barros,

We hereby request acceleration of the above referenced Registration Statement on Form S-1 to 12:00 P.M. Eastern Standard Time on Monday, August 27, 2012, or as soon thereafter as practicable.

We hereby acknowledge that:

* should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.


						Very truly yours,

						Atlas Futures Fund, Limited Partnership


						By: /s/ Michael Pacult
						Michael Pacult, President
						Ashley Capital Management, Inc.
						The General Partner


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